June 19, 2020

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Ta Tanisha Meadows and Donna Di Silvio, Division of Corporation Finance

Office of Trade & Services

Re:	Mastech Digital, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 20, 2020

File No. 1-34099

Dear Ms. Meadows and Ms. Di Silvio:

Mastech Digital, Inc. (the “Company”) hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 29, 2020, with respect to the above-referenced filing. For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements

Consolidated Statement of Operations, Page 44

1.

Please tell us what consideration you gave to disclosing the type of costs comprising the line items Cost of Revenues and Other Expenses. To the extent Cost of Revenues does not include all costs directly attributable to revenues from services and sale of products, explain how your presentation complies with Item 5-03 of Regulation S-X. Please include in your response the specific cost items included in your income statement lines Cost of Revenues and Operating Expenses.

RESPONSE: Our cost of revenues represents all of the direct costs of staff and ancillary expenses applicable to revenue generation. As a supplier of Technology Services, the vast majority of our cost of revenues relates to the compensation of our personnel assigned to revenue generating projects (wages and benefits constitute approximately 98% of our total cost of revenues). We also have project-related travel expenses (which expenses are typically reimbursed by our clients) and other incidental expenses which represent approximately 2% of our total cost of revenues. We disclosed reimbursable expenses as a percentage of total revenues under Revenue Recognition in Note 1: Summary of Significant Accounting Policies on Page 52. Accordingly, we do not believe that disclosing further details related to our cost of revenues would provide meaningful information to the readers of our financial statements.

Regarding operating expenses under the income statement category of selling, general and administrative expenses, we do not provide a detailed breakdown of these expenses on the face of our Consolidated Statements of Operations nor in the accompanying Notes to the Consolidated Financial Statements. Per the Staff’s request, the breakdown of 2019 operating expenses was as follows:

Type of Expense	$’s in Millions	% of Total
Wages & Benefits	$21.0	57%
Rent & Facilities Costs	2.7	7%
Amortization of Intangibles	2.7	7%
Professional Services	3.5	9%
Recruitment Expenses	2.2	6%
Travel & Event Costs	1.7	5%
Depreciation	0.7	2%
Other	2.6	7%

Total	$37.1	100%

While we didn’t provide line-item detail as disclosed above in our Consolidated Financial Statements, we did disclose operating expense details in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) on Page 29 and throughout the narrative disclosures related to Selling, General and Administrative Expenses on Pages 30, 31 and 32. Accordingly, we believe that our disclosures in the MD&A provide the readers of our financial statements with meaningful information regarding the selling, general and administrative expenses we incur.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements

Note 2: Revenue from Contracts with Customers, Page 56

2.

Please disclose how you determine whether your contracts have a single performance obligation or multiple performance obligations. If the latter, also disclose how transaction price is allocated. Refer to ASC 606-10-25-14 through 26 and ASC 606-10-32.

RESPONSE: All of our contracts have a single performance obligation.

In our assessment of our customer contracts, we note that approximately 96% of the Company’s services are provided on a time-and-material basis, while approximately 4% of the Company’s services are provided as fixed-price contracts. Service revenue from time-and-material contracts is earned on a labor-hour basis as each hour satisfies the Company’s performance obligation, and expense revenue is recognized over time as expenses are incurred. We consider time-and-material contracts to have a single performance obligation because each resource we contract to provide to a customer is providing a distinct hourly service to that customer. The promised service is considered distinct as (1) the customer can benefit from the service on its own or together with readily available resources, and (2) it is a single identifiable promise in the contract (it is distinct in the context of the contract). It is a single identifiable promise because the promised service is not highly interdependent or highly interrelated with other promised services; we are not integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted; and the promised service does not significantly modify or customize, or is not significantly modified or customized by, one or more of the other services promised in the contract.

Revenue on fixed-price contracts is recognized over time under a cost-based input model based on the ratio of costs incurred to date to the total estimated cost at completion of the project. Although fixed-price contracts include the performance of multiple contractually agreed-upon tasks for a customer, these specific tasks are not individually distinct in the context of the contract. The tasks together represent one performance obligation since the services we provide are highly interdependent and highly interrelated and represent a combined output to the customer.

Our disclosure in Note 2: Revenue from Contracts with Customers will be updated in future filings to include the following:

Each contract the Company enters into is assessed to determine the promised services to be performed and includes identification of the performance obligations required by the contract. In substantially all of our contracts, we have identified a single performance obligation for each contract either because the promised services are distinct or the promised services are highly interrelated and interdependent and therefore represent a combined single performance obligation.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements

Note 7: Leases, Page 64

3.	Please revise your disclosure to include each of the disclosure requirements in ASC 842-20-50-4, as applicable, or tell us how you have complied with the guidance.

RESPONSE: We have analyzed the requirements of ASC 842-50-50-4 against the disclosures contained in Note 7: Leases as follows:

For each period presented in the financial statements, a lessee shall disclose the following amounts relating to a lessee’s total lease cost, which includes both amounts recognized in profit or loss during the period and any amounts capitalized as part of the cost of another asset in accordance with other Topics, and the cash flows arising from lease transactions:

a.	Finance lease cost, segregated between the amortization of the right-of-use assets and interest on the lease liabilities.

As disclosed in Note 7, all of our leases are operating leases and therefore, disclosure of finance lease cost is not applicable.

b.	Operating lease cost determined in accordance with paragraphs 842-20-25-6(a) and 842-20-25-7.

Operating lease cost is disclosed in the last paragraph of Note 7, which states “We recognize rent expense for these leases on a straight-line basis over the lease term. Rental expense for the years ended December 31, 2019, 2018 and 2017, totaled $1.6 million, $1.4 million and $1.2 million, respectively.”

c.	Short-term lease cost, excluding expenses relating to leases with a lease term of one month or less, determined in accordance with paragraph 842-20-25-2.

The operating lease cost amounts cited in item b. above reflect 100% of our recognized lease expense. We have no other short-term lease cost.

d.	Variable lease cost determined in accordance with paragraphs 842-20-25-5(b) and 842-20-25-6(b).

All of our leases contain fixed terms and do not include variable lease amounts. Accordingly, there is no variable lease cost to disclose.

e.	Sublease income, disclosed on a gross basis, separate from the finance or operating lease expense.

We generated a nominal amount of sublease income during the 2019 fiscal year, which sublease income ceased during the first quarter of 2020. This sublease income amount represented less than 5% of our total rent expense during the 2019 fiscal year, and we therefore considered this amount immaterial for disclosure.

f.	Net gain or loss recognized from sale and leaseback transactions in accordance with paragraph 842-40-25-4.

We did not disclose any net gains or losses from sale and leaseback transactions since we did not have any sale leaseback transactions during the periods covered by the Consolidated Financial Statements.

g.	Amounts segregated between those for finance and operating leases for the following items:

1. Cash paid for amounts included in the measurement of lease liabilities, segregated between operating and financing cash flows.

Total cash paid for lease liabilities was entirely related to operating leases, as we did not enter into any financing leases during the periods covered by the Consolidated

Financial Statements. Total cash paid for the year ended December 31, 2019 was approximately $1.6 million. In future filings, we will disclose the total cash paid for lease liabilities for the most recently completed fiscal year.

2. Supplemental noncash information on lease liabilities arising from obtaining right-of-use assets.

New leases entered into during 2019 were $459,000, representing for the 2019 fiscal year approximately 10% of our total right of use assets and under 1% of our consolidated assets. In future filings, we will disclose these details for the most recently completed fiscal year.

3. Weighted-average remaining lease term.

In Note 7, we disclosed the following: “Our present lease terms range from less than one year to 4.7 years with an average of two years.”

4. Weighted-average discount rate.

In Note 7, we disclosed the following: “The weighted average discount rate used to calculate the present value of future lease payments was 5.4%.”

If you have any questions or require additional information, please feel free to contact me directly at 412-352-7778 (mobile).

Sincerely,

/s/ John J. Cronin, Jr.

John J. Cronin, Jr.
EVP – Chief Financial Officer